UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated August 15, 2011, containing the Company's earnings release for the second quarter of 2011.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-175125) that was declared effective on July 27, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED
Date: August 22, 2011	By: /s/ Inger M. Klemp Name: Inger M. Klemp Title: Chief Financial Officer

Exhibit 1

Knightsbridge Tankers Limited

HIGHLIGHTS

•	Knightsbridge reports net income of $7.2 million and earnings per share of $0.30 for the second quarter of 2011.
•	Knightsbridge reports EBITDA of $14.2 million and EBITDA per share of $0.58 for the second quarter of 2011.
•	Knightsbridge announces a cash dividend of $0.50 per share for the second quarter of 2011.
•	Knightsbridge reports net income of $15.8 million and earnings per share of $0.65 for the six months ended June 30, 2011.
•	The VLCC Kensington was re-delivered after a four year time charter to Frontline Ltd.
•	With a strong cash position, low debt and seven out of eight vessels on medium and long term charters, Knightsbridge is in a good position to capitalize on growth opportunities.

SECOND QUARTER 2011 AND SIX MONTHS RESULTS

Knightsbridge Tankers Limited (the "Company" or "Knightsbridge") reports net income of $7.2 million and earnings per share of $0.30 for the second quarter compared to net income of $8.6 million and earnings per share of $0.35 for the first quarter of 2011. The average daily time charter equivalents ("TCEs") earned by the Company's VLCCs, excluding bareboat charters, and Cape Size vessels were $29,000 and $36,600, respectively, compared with $34,200 and $36,700 in the preceding quarter. Net income decreased by $1.4 million compared to the preceding quarter mainly due to an increase in drydock costs of $0.7 million for the VLCC Hampstead and a reduction in TCE revenue from the VLCC Kensington of $1.0 million. The drydock was completed in the second quarter and costs of $1.8 million were incurred compared with costs of $1.1 million in the first quarter. TCE revenues from the VLCC Kensington fell due to the termination of its time charter to Frontline Ltd. on May 18 and the commencement of trading in the spot market

Cash and cash equivalents decreased by $2.5 million in the quarter. The Company generated cash from operating activities of $10.6 million, used $0.9 million to repay loan facilities and paid $12.2 million in dividends. In August 2011, the Company has an average cash breakeven rate for its VLCCs, which are on time charter and Cape Size vessels of $16,200 and $8,500, respectively, per vessel per day. The VLCCs which are on bare-boat contract have a cash break even rate of $4,200 per vessel per day.

For the six months ended June 30, 2011 the Company reports net income of $15.8 million and earnings per share of $0.65. The average daily TCEs for the Company's VLCCs, excluding bareboat charters, and Cape Size vessels for the six months ended June 30, 2011 were $31,500 and $36,700 respectively.

THE TANKER MARKET

The market rate for a VLCC trading on a standard 'TD3' voyage between The Arabian Gulf and Japan in the second quarter of 2011 was WS 53; equivalent to $7,000/day; representing a decrease of approximately WS 5.5 points or $11,300/day from the first quarter of 2011 and a decrease of WS 35 points from the second quarter of 2010. Present market indications are approximately $7,300/day in the third quarter of 2011.

Bunkers at Fujairah averaged $657/mt in the second quarter of 2011 compared to $600/mt in the first quarter of 2011; an increase of approximately $57/mt. Bunker prices varied between a low of $611/mt at the beginning of May and a high of $686/mt on April 10.

The International Energy Agency's ("IEA") July 2011 report stated an average OPEC oil production, including Iraq, of 29.4 million barrels per day (mb/d) during the second quarter of the year. This was a decrease of 540,000 barrels per day compared to the first quarter of 2011 and an increase of 960,000 barrels per day compared to the second quarter of 2010.

IEA further estimates that world oil demand averaged 88.2 mb/d in the second quarter of 2011, representing a decrease of 890,000 barrels per day compared to the previous quarter, and an increase of approximately 740 kb/d from the second quarter of 2010. Additionally, the IEA estimates that world oil demand will average approximately 89.5 mb/d in 2011, representing an increase of 1.4 percent or approximately 1.2 mb/d from 2010.

The VLCC fleet totalled 573 vessels at the end of the second quarter of 2011, up from 561 vessels at the end of the previous quarter. 15 VLCCs were delivered during the quarter versus an estimated 18 at the beginning of the year. The orderbook counted 152 vessels at the end of the second quarter, down from 164 orders at the end of the previous quarter.

Three new orders were placed during the quarter and the current orderbook represents about 26 percent of the VLCC fleet. During the quarter three vessels were removed from the trading fleet and according to Fearnleys the single hull fleet stands at 35 vessels. These vessels are not longer involved in active trading.

THE DRY BULK MARKET

After the strong downward trend  in the  first quarter the market stabilized during the second quarter. The average spot earnings in the Cape Size segment were marginally higher than first quarter ($8.600 per day as reported by Baltic). Panmaxes continued to show relative strength with TC earnings of $ 13.800 during the same quarter.

Demand growth remained robust for the two biggest dry bulk commodities. Iron ore and coal grew by 4.5 percent and 3 percent, respectively, compared to similar quarter previous year. These two commodities alone  accounts for almost 70 percent of global dry bulk trade.(steel industry and energy)

In spite of recent turbulence in the financial market most analysts are not concerned about the underlying demand for dry bulk transportation. Consensus among forecasters is well above historic average both in volume and ton mile terms.

As previously stated, question may be asked about the size of the official order book.  For quite some time we have witnessed a combination of what has been described as slippage, delays and cancellations, which for the last 18 months has resulted in a delivery rate of 65 percent compared to the official order book.

So far this year almost 15 million dwt dry bulk capacity has been scrapped out of which 52 units or 8,2 million dwt are Cape Size vessels. Given the current delivery rate and assuming scrapping continues at the same pace we could expect a net fleet growth of 13 percent this year for the total dry bulk fleet. Even though the pace of deliveries will peak this year we still have to get through another three quarters of 2012 before deliveries are back to levels which should be in line with demand growth.

By the end of the second quarter, a Cape Size resale was priced at $53 million while a five year old unit was priced at $43 million, according to independent shipbrokers. Weaker sales have been concluded after this date, however, analysts do not see much further downside in asset prices for modern units going forward. Compared with 2002 when new building Cape Sizes were priced at $35 million, the difference is marginal when adjusted for inflation. It is believed that the break even building cost for the yards is just in excess of $50 million. The cost of steel alone accounts for almost 50 percent of the building cost.

Coming back to demand outlook, the optimistic long term growth by most analysts is based on substantial new capacity of iron ore, particularly from 2013 and onwards (more than 500 million tons over the next four years). This could lead to lower iron ore prices which in turn will put pressure on domestic iron ore production in China and stimulate imports. Furthermore coal as an energy source will remain competitive and is a reliable and non political commodity.

CORPORATE AND OUTLOOK

The VLCC Kensington was re-delivered on May 18 after a four year time charter to Frontline Ltd. and commenced trading in the spot market.

The VLCC Hampstead finished the replacement of her damaged propeller shaft in July 2011. The Company expects to receive payment under its loss of hire insurance within a reasonable timeframe.

The time charter party for the Cape Size vessel Golden Zhejiang has been restructured. The charterer has been granted a reduction in the time charter hire for one year with effect from the July 1, 2011, which will be repaid by the charterers on a daily basis from July 1, 2012 over the remaining period of the initial charter to September 2014.. Additionally the Company has been granted two one year extension options at a favorable rate.

The Company's VLCC and Cape Size fleet is fixed on time and bareboat charters expiring between 2012 and 2015, except for the VLCC Kensington which is employed in the spot market.

Knightsbridge risk exposure to the weak markets is significantly reduced through a solid charter portfolio.  The risk is further reduced by the fact that the leverage on the tanker assets as of June 30th only equates to 65% to 70 % of the residual steel value of these vessels.

With a strong cash position and seven out of eight vessels fixed on charters, Knightsbridge has the intention and ability to acquire additional tonnage. With strong long term demand and depressed assets values for modern vessels, the board sees interesting  opportunities. The board will look for transactions which have limited downside, have significant assets appreciation potential and can create a basis for further growth in dividend.

The Board is of the opinion that the current weakness in the markets is likely to create several of these opportunities in the next two to three year period.

On August 15, 2011, the Board declared a dividend of $0.50 per share. The record date for the dividend is August 31, 2011, the ex dividend date is August 29, 2011 and the dividend will be paid on or around September 14, 2011.

24,425,699 ordinary shares were outstanding as of June 30, 2011, and the weighted average number of shares outstanding for the quarter was 24,425,699.

The Company advises that its 2011 Annual General Meeting will be held on September 23, 2011.

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda
August 15, 2011

Questions should be directed to:

Contact:                  Ola Lorentzon: Chairman, Knightsbridge Tankers Limited
+ 46 703 998886

Inger M. Klemp: Chief Financial Officer, Knightsbridge Tankers Limited
+47 23 11 40 76

KNIGHTSBRIDGE TANKERS LIMITED
SECOND QUARTER REPORT (UNAUDITED)

2010 Apr-Jun	2011 Apr-Jun	INCOME STATEMENT (in thousands of $)	2011 Jan-Jun	2010 Jan-Jun	2010 Jan-Dec (audited)

26,341	22,897	Operating revenues	45,305	50,527	95,897
		Operating expense
2,748	2,010	Voyage expenses	3,098	6,147	10,467
3,916	5,845	Ship operating expenses	10,799	8,702	19,678
917	794	Administrative expenses	1,613	1,418	3,018
4,478	5,674	Depreciation	11,286	8,907	19,567
12,059	14,323	Total operating expenses	26,796	25,174	52,730
14,282	8,574	Net operating income	18,509	25,353	43,167
		Other income (expenses)
5	14	Interest income	32	8	54
(738)	(1,254)	Interest expense	(2,419)	(1,473)	(3,940)
(112)	(154)	Other financial items	(337)	(207)	(724)
(845)	(1,394)	Total other expenses	(2,724)	(1,672)	(4,610)
13,437	7,180	Net income	15,785	23,681	38,557

$0.79	$0.30	Earnings per share ($)	$0.65	$1.39	$2.02

		Income on timecharter basis ($ per day per vessel)*
$49,800	$29,000	VLCC (excluding bareboat charters)	$31,500	$41,800	$37,700
$45,500	$36,600	Cape Size	$36,700	$45,500	$41,100
		* Calender days less off-hire after deduction of broker commission

Note: EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA in Q2 is calculated as $14,247,000 based on net income ($7,180,000) plus depreciation ($5,674,000), net interest expense ($1,240,000) and amortization of deferred charges ($153,000)

KNIGHTSBRIDGE TANKERS LIMITED
SECOND QUARTER REPORT (UNAUDITED)

BALANCE SHEET (in thousands of $)	2011 Jun 30	2010 Jun 30	2010 Dec 31 (audited)

ASSETS
Short term
Cash and cash equivalents	53,624	9,960	56,771
Restricted cash	15,000	15,000	15,000
Other current assets	13,246	11,296	6,157
Long term
Vessels, net	447,746	335,492	459,032
Deferred charges	2,420	1,035	2,629
Other long term assets	1,884	-	2,364
Total assets	533,920	372,783	541,953
LIABILITIES AND EQUITY
Short term
Current portion of long-term debt	3,600	7,600	3,600
Other current liabilities	11,010	7,862	8,712
Long term
Long-term debt	151,940	105,900	153,740
Equity	367,370	251,421	375,901
Total liabilities and equity	533,920	372,783	541,953

KNIGHTSBRIDGE TANKERS LIMITED
SECOND QUARTER REPORT (UNAUDITED)

2010 Apr-Jun	2011 Apr-Jun	STATEMENT OF CASHFLOWS (in thousands of $)	2011 Jan-Jun	2010 Jan-Jun	2010 Jan-Dec (audited)

		OPERATING ACTIVITIES
13,437	7,180	Net income	15,785	23,681	38,557
		Adjustments to reconcile net income to net cash provided by operating activities;
4,571	5,827	Depreciation and amortization	11,575	9,092	20,219
-	259	Other, net	529	-	152
(1,312)	(2,696)	Change in operating assets and liabilities	(4,731)	(3,227)	3,543
16,696	10,570	Net cash provided by operating activities	23,158	29,546	62,471

		INVESTING ACTIVITIES
(5,000)	-	Change in restricted cash	-	(5,000)	(5,000)
-	-	Additions to newbuildings	-	(3,600)	(3,600)
-	-	Purchase of vessels	-	-	(94,000)
(5,000)	-	Net cash used in investing activities	-	(8,600)	(102,600)

		FINANCING ACTIVITIES
(3,490)	(900)	Repayment of long-term debt	(1,800)	(6,980)	(168,880)
-	-	Proceeds from long-term debt	-	-	205,740
-	-	Debt fees paid	(79)	-	(2,061)
-	-	Net proceeds from share issuance	-	-	87,602
(6,840)	(12,213)	Dividends paid	(24,426)	(11,970)	(33,465)
(10,330)	(13,113)	Net cash (used in) provided by financing activities	(26,305)	(18,950)	88,936

1,366	(2,543)	Net (decrease) increase in cash and cash equivalents	(3,147)	1,996	48,807
8,594	56,167	Cash and cash equivalents at start of period	56,771	7,964	7,964
9,960	53,624	Cash and cash equivalents at end of period	53,624	9,960	56,771

KNIGHTSBRIDGE TANKERS LIMITED
SECOND QUARTER REPORT (UNAUDITED)

STATEMENT OF CHANGES IN EQUITY (in thousands of $)	2011 Jan-Jun	2010 Jan-Jun	2010 Jan-Dec (audited)

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	24,425,699	17,100,000	17,100,000
Shares issued	-		7,325,699
Balance at end of period	24,425,699	17,100,000	24,425,699

SHARE CAPITAL
Balance at beginning of period	244	171	171
Shares issued	-	-	73
Balance at end of period	244	171	244

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	131,026	-	-
Shares issued	-	-	131,026
Restricted stock unit expense	110	-	-
Balance at end of period	131,136	-	131,026

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning and end of period	179,019	179,019	179,019

RETAINED EARNINGS
Balance at beginning of period	65,612	60,520	60,520
Net income	15,785	23,681	38,557
Dividends paid	(24,426)	(11,970)	(33,465)
Balance at end of period	56,971	72,231	65,612
Total Equity	367,370	251,421	375,901